Johnson & Johnson has filed with the Securities and Exchange Commission a Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 (Registration No. 333-122856) containing a preliminary prospectus/proxy statement regarding the proposed merger between Guidant Corporation and Johnson & Johnson. This material is not a substitute for the definitive prospectus/proxy statement Johnson & Johnson and Guidant will file with the Securities and Exchange Commission. Investors are urged to read the definitive prospectus/proxy statement, which will contain important information, including detailed risk factors, when it becomes available. The prospectus/proxy statement and other documents filed by Johnson & Johnson and Guidant with the Securities and Exchange Commission are available free of charge at the SEC's website, www.sec.gov, or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request to Guidant Corporation, 111 Monument Circle, #2900, Indianapolis, IN 46204-5129, Attention: Investor Relations.

Guidant Corporation, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Guidant and their ownership of Guidant stock is set forth in Guidant's most recent filing on Form 10-K. Investors may obtain additional information regarding the interests of such participants by reading the definitive prospectus/proxy statement when it becomes available.

The following is a document made available on Guidant's website.

To All Future Associates of Guidant Cardiovascular Devices:

Recently, the boards of directors of Guidant Corporation and Johnson & Johnson agreed to revised terms that will allow for an expected first quarter 2006 completion of the acquisition of Guidant by Johnson & Johnson and its integration with the Cordis and Cardiovations businesses. Although at times the intense media scrutiny of our companies' negotiation was difficult, we are gratified as a leadership team to be back on track toward building a business dedicated to the fight against cardiovascular disease.

Whether you are now associated with Guidant or the Johnson & Johnson companies, this transition has been challenging for all of us. We have stressed since we began working on integration planning that our mission was to focus on those things in our control -- the planning and creation of the world's most advanced cardiovascular device business that could help more patients in more markets with more innovative technology than any competitor.

We expect that the next few months will be full of activity. We anticipate closing the transaction in the first quarter, and will have a more precise sense of that timing over the next few weeks.

When we put integration planning activities on hold, you left in good order the plans you had been pursuing. We encourage you to revisit those plans now with your respective colleagues to ensure that you are, indeed, ready for a rapidly approaching close.

We know, however, that you have important and principal obligations to your respective companies and will need to focus most intently on them to ensure their good health at the point of closing. For those of you in Guidant CRM, that is pursuit of a full and complete recovery. For Cordis associates, that is meeting the business plan and getting the organization in position to address and resolve outstanding regulatory issues. In Guidant Vascular Intervention, that is moving forward on the Xience V clinical and development programs. For all of us, it means finishing this year, and this chapter in our histories, by delivering on our commitments.

The leadership team will resume meeting in early December to continue important discussions about staff appointments, strategic planning and Day 1 readiness. More than anything, the leadership team wants you to know that we have great confidence that the union of these two companies has far greater potential to achieve our aspiration than either company could have achieved individually. We continue to believe in the power of this merger to benefit physicians and patients, and we are committed to applying the resources it will take to recover in the cardiac rhythm management business, accelerate drug-eluting stent development, and pursue new technologies. We hope you join in our commitment.

The Guidant Cardiovascular Devices Leadership Team
Nick Valeriani
Rick Anderson
Mark Bartell
John Capek
Peter Fasolo
Juanita Hawkins
Bill McConnell
Fred McCoy
Susan Morano
Joe Prati
Nicky Spaulding